Exhibit 99.1

CORUS ENTERTAINMENT DECLARES MONTHLY DIVIDEND FOR CLASS A AND B SHAREHOLDERS

TORONTO, April 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced today that its Board of Directors has declared monthly dividends of $0.062083 per Class A Share and $0.0625 per Class B Share payable on each of May 31, 2011, June 30, 2011 and July 29, 2011 to shareholders of record at the close of business on May 16, 2011, June 15, 2011 and July 15, 2011 respectively.

The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.

Corus' Board of Directors reviews the dividend on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors and there is no entitlement to any dividend prior thereto.

Registered shareholders who are residents of Canada and who are not currently participating in Corus' Dividend Reinvestment Plan ("the Plan") may elect to participate in the Plan through the completion of an enrollment form which can be obtained from the Company's Plan administrator, CIBC Mellon Trust Company, on their website at www.cibcmellon.com or by calling 1.800.387.0825. The Plan allows eligible holders of Class A Shares and Class B Shares to acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. Non-registered beneficial shareholders who are residents of Canada and who wish to join the Plan should consult their broker, financial institution or other intermediary through which they hold Class A Shares or Class B Shares.

At this time, Corus' Board of Directors confirms that the Company will continue to issue shares from treasury at a 2% discount from the average market price to Plan participants of record, as determined pursuant to the terms of the Plan.

There were 3,439,462 Class A Voting Shares outstanding and 78,786,905 Class B Non-Voting Shares outstanding on March 31, 2011.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B). Experience Corus on the web at www.corusent.com.

For further information:
John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie, FCA Executive Vice President and Chief Financial Officer Corus Entertainment Inc. 416.479.6080

Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 11:30e 14-APR-11